UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008836

February 13, 2004

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/13/2004

Re: Marriott International, Inc.
Incoming letter dated January 5, 2004

Dear Mr. Mueller:

This is in response to your letter dated January 5, 2004 concerning a shareholder proposal submitted to Marriott by David A. Vercellino. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: David A. Vercellino
1974 E. Stewart
Midland, MI 48640

117323

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 5, 2004

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
58129-00032

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of David A. Vercellino*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Marriott International, Inc. (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Stockholders (collectively, the "2004 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Mr. David A. Vercellino (the "Proponent"). The Proposal requires that the Company (i) adopt and enforce a policy at its owned and managed properties that prohibits the sale of sexually-explicit material (specifically and limited to X, XX or XXX rated movies, and magazines and books featuring full nudity or rental of X or XXX rated videos or DVDs) (collectively, "Materials") and cancel any contracts with vendors of such Materials, (ii) implement a similar policy with respect to any affiliated companies which own or manage resorts or hotels, and (iii) not do anything to facilitate the selling of such Materials and encourage adoption of a similar policy by affiliated hotels and resorts that are not under the Company's legal or contractual control but are part of the family of "Marriott Hotels." The Proposal is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2004 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that:

I. **The Proposal is excludable under Rule 14a-8(i)(7), because the Proposal deals with matters related to the Company's ordinary business operations;**

II. **The Proposal is excludable under Rule 14a-8(i)(5), because it relates to operations which account for less than 5 percent of the Company's total assets, net earnings and gross sales, and is not otherwise significantly related to the Company's business;**

III. **The Proposal is excludable under Rule 14a-8(i)(1), because it is not a proper subject for action by stockholders under the laws of the State of Delaware; and**

IV. **The Proposal is excludable under Rule 14a-8(i)(3), or in the alternative, must be revised, because the Proposal contains false and misleading statements in violation of Rule 14a-9.**

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from the 2004 Proxy Materials. The Company intends to file its definitive 2004 Proxy Materials on or after March 25, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission (the "SEC").

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal may be properly omitted pursuant to Rule 14a-8(i)(7) because the Proposal encompasses matters relating to the Company's ordinary business operations. Specifically, the Proposal seeks the establishment and enforcement of a policy prohibiting sales of Materials and the cancellation of all contracts with vendors who supply the Company with Materials. As more fully explained below, there is strong precedent that stockholder proposals addressing the sale of a particular product or service come within the ambit of ordinary business operations.

Rule 14a-8(i)(7) permits the omission of stockholder proposals dealing with matters relating to the Company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998

Release"). The 1998 Release contemplated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for stockholder proposals.

The Company is a worldwide operator and franchisor of hotels and related lodging facilities. An integral part of its business is selecting the products, services and amenities to be offered at its hotels and lodging facilities. The ability to make such decisions is fundamental to management's ability to control the operations of the Company, and is not appropriately delegated to the Company's stockholders. The Staff has consistently agreed with this assessment and taken the position that the sale or distribution of a particular category of products and services, whether considered controversial or not, is part of a company's ordinary business operations. *See, e.g., Johnson & Johnson (Dominican Sisters)* (avail. Feb. 7, 2003) (proposal to disclose incentive payments made in order to influence the selection of a particular drug excludable as relating to the sale and advertising of particular products). More specifically, the Staff has previously granted no-action relief with respect to shareholder proposals related to the sale or distribution of sexually-explicit material. In *Kmart Corporation* (avail. Feb. 23, 1993) (proposal to terminate sale of adult media products) and *Kmart Corporation* (avail. Mar. 13, 1992) (proposal to terminate sale of periodicals containing certain content), the Staff concurred that such proposals could be excluded because they related to the sale of a particular product. *See also USX Corporation* (avail. Jan. 26, 1990) (proposal to cease sales of adult products). In *AT&T Corp.* (avail. Feb. 21, 2001), a company subsidiary engaged in cable television programming and aired sexually explicit programming material. The Staff concurred that the company could omit a shareholder proposal that requested a report on the company's policies regarding sexually explicit materials, stating in particular that the proposal related to the company's "ordinary business operations (i.e., the nature, presentation and content of cable television programming)". *AT&T* recognizes that decisions regarding which products to broadcast on cable television are ordinary business matters; the Company makes similar decisions with respect to the television programming at its hotels and lodging facilities. *See also, The Walt Disney Company* (Nov. 10, 1997) (proposal dealing with, among other things, the influence on young people of tobacco uses in television shows omitted because television programming relates to the company's ordinary business operations).

We do not believe that the Proposal raises a significant social policy issue of the type that is excluded from the scope of Rule 14a-8(i)(7). However, even if products such as Materials were deemed to involve a significant policy issue, the Proposal nevertheless is excludable with respect to the Company because it implicates the Company's ordinary business operations as they relate to the selection of products and services offered to customers. For example, the Staff has granted no-action relief under the ordinary business exception for the exclusion of proposals related to sales of other potentially controversial subject matters, such as drug marketing, tobacco, handguns and landmines. *See Johnson & Johnson (Dominican Sisters)* (avail. Feb. 7, 2003) (proposal to disclose incentive payments made in order to influence the selection of a particular drug found to be related to sale and advertising of particular products); *Wal-Mart Stores, Inc.* (avail. Mar. 9, 2001) (proposal to stop selling handguns and ammunition); *Albertson's, Inc.* (avail. Mar. 18, 1999) (proposal to stop selling, advertising or promoting tobacco products) and *Alliant Techsystems Inc.* (avail. May 7, 1996) (proposal to end all research, development, production and sales of antipersonnel mines). Furthermore, with respect to proposals dealing with tobacco, firearms and other products that may be deemed to raise significant policy issues, the Staff consistently has drawn a distinction between the manufacturer and the vendor of products, time after time taking the position that proposals regarding the selection of products for sale, including tobacco products, relate to a company's ordinary business operations and thus are excludable from the company's proxy materials pursuant to Rule 14a-8(i)(7). *Compare Wal-Mart Stores, Inc.* (avail. Mar. 9, 2001) (granting no-action relief under Rule 14a-8(i)(7) for a proposal requesting that the board adopt a policy refusing to sell handguns and their accompanying ammunition and requiring the return of product inventories to their manufacturers) and *Sturm, Ruger & Company, Inc.* (avail. Mar. 5, 2001) (denying no-action relief under Rule 14a-8(i)(7) with respect to a proposal seeking a report on company policies aimed at "stemming the incidence of gun violence in the United States" where the company's "principal business continues to be the manufacture and sale of firearms". *See also Albertson's, Inc.* (avail. Mar. 18, 1999) ("relat[es] to Albertson's ordinary business operations (i.e., the sale of a particular product)"); *J.C. Penney Co.* (avail. Mar. 2, 1998) ("the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., the sale of a particular product)"); *Walgreen Co.* (avail. Sept. 29, 1997) (proposal that retailer stop selling cigarettes was excludable because it involved " the sale of a particular product "); *Kmart Corp.* (avail. Mar. 11, 1994) (proposal to review sale of firearms was excludable under the ordinary business exception). As Marriott is not a manufacturer or publisher of Materials but instead offers customers the opportunity to purchase Materials as merely one aspect of the products, services and amenities that are available through the Company's hotels and lodging facilities, we believe that the Proposal may be omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(7).

II. The Proposal May Be Excluded under Rule 14a-8(i)(5) Because it Relates to Operations Which Account for Less than 5 Percent of the Company's Total Assets, Net Earnings and Gross Sales, and is Not Otherwise Significantly Related to the Company's Business.

Rule 14a-8(i)(5) permits exclusion of a proposal which relates to operations which (i) account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, (ii) account for less than 5 percent of its net earnings for the most recent fiscal year, (iii) account for less than 5 percent of its gross sales for its most recent fiscal year, and (iv) is not otherwise significantly related to the company's business.

The Proposal relates to the sale of Materials by the Company. The Company's operations involving the sale of Materials account for less than 5% of its assets at the end of its most recent fiscal year, less than 5% of its net earnings for its most recent fiscal year and less than 5% of its net revenues for its most recent fiscal year. The Company has no future plans that will significantly alter these percentages. As such, the relation of the Proposal to the Company's operations does not meet any of the economic tests provided by Rule 14a-8(i)(5).

The Staff has recognized that "certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business." Exchange Act Release No. 19,135 (avail. Oct. 14, 1982). This can occur where a particular corporate policy "may have a significant impact on other segments of the issuer's business or subject the issuer to significant contingent liabilities." *Id.* The Company's business segments include full-service lodging, select-service lodging, extended-stay lodging, timeshare and synthetic fuel. The sale of Materials does not have a significant impact on any segment of the Company's business and could not reasonably be expected to "subject the Company to significant contingent liabilities."

Even where a proposal raises a policy issue, the policy must be more than ethically or socially "significant in the abstract." It must have a "meaningful relationship to the business" of the company in question. *See Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 & n.16 (D.D.C. 1985). *See, also J.P. Morgan & Co. Incorporated* (avail. Feb. 5, 1999) (in which the Staff concurred that the company could rely on Rule 14a-8(i)(5) to omit a proposal asking it to discontinue banking services with Swiss entities until all claims made by victims of the Holocaust and their heirs are settled and total restitution made, because the company's operations related to Switzerland were less than five percent and the proposal was not otherwise significantly related to the company's business).

The Proposal does not on its face raise a significant policy issue for the Company. The Staff's interpretation of Rule 14a-8(i)(5) recognizes that some issues that are of social significance are not necessarily of concern to a company's shareholders because of the minimal impact those issues have on the company's business. In *Kmart Corp.* (avail. Feb. 28, 1995), the Staff found that the sale of "books, magazines and videos ... that depict or describe sexual activity between adults and minor children or between minor children" fell below the 5% threshold and was "not otherwise significantly related" to the company's business. *See also, American Stores Co.* (avail. Mar. 25, 1994) (sale of tobacco products by one of nation's leading food and drug retailers was "not otherwise significantly related to" its business) and *Kmart Corp.* (avail. Mar. 11, 1994) (sale of firearms in Kmart stores bore no significant relationship to business of Kmart Corporation due to the diversity of the company's product mix). The Proposal requests that the Company not sell or offer Materials and cancel contracts with vendors of such Materials. The Company is in the business of operating and franchising hotels and related lodging facilities. The sale of Materials is not integral to the Company's business. Thus, even if the Proposal is considered to raise a policy issue that might be considered "significant in the abstract," that issue has "no meaningful relationship" to the Company's business.

For the reasons set forth above, as well as the reasons set forth in the Company's discussion of Rule 14a-8(i)(7) relating to its ordinary business operations, the Company believes the Proposal may be omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(5).

III. The Proposal May Be Excluded under Rule 14a-8(i)(1) Because it is Not a Proper Subject for Action by Stockholders Under the Laws of the State of Delaware.

The Company believes that it may exclude the Proposal in its entirety because it is not a proper subject for action by stockholders under the laws of Delaware, the jurisdiction of the Company's organization. The Proposal is stated in mandatory rather than precatory language. Section 141(a) of the Delaware General Corporation Law (the "DGCL") vests management of the business and affairs of the Company in the Board, except as otherwise provided in Chapter 1 of the DGCL or the Company's Third Amended and Restated Certificate of Incorporation. Neither Chapter 1 of the DGCL nor the Company's Third Amended and Restated Certificate of Incorporation restricts the Board in a way relevant to the requirements of the Proposal. In fact, Section 122(8) of the DGCL specifically provides that every corporation has the power to conduct its business and carry on its operations within or without the state of Delaware and Article III, Section 3.3 of the Company's Amended and Restated Bylaws states that the business of the Corporation shall be managed by its Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by the Bylaws directed or required to be exercised or done by the stockholders.

Each resolution in the Proposal is phrased using mandatory language:

- The first resolution requires the Company to adopt and enforce a policy at its owned and managed properties that prohibits the sale of Materials and requires the Company to cancel any contracts with vendors of such Materials.

- The second resolution requires the Company to implement a similar policy with respect to any affiliated companies which own or manage resorts or hotels.

- The third resolution requires the Company to not do anything to facilitate the selling of such material and adopt a similar policy with respect to affiliated hotels and resorts not under the Company's legal or contractual control.

Therefore, the Proposal gives no discretion to the Company and its board. As such, the Proposal would require the Company to take actions that, under Delaware law, are reserved for the judgment and discretion of the Company's Board.

The Staff has permitted the exclusion of proposals phrased so as to be binding on the company. In *Longview Fibre Co.* (avail. Dec. 10, 2003), the Staff concluded that a proposal requiring the board of directors to split a corporation into three separate and distinct entities was excludable pursuant to Rule 14a-8(i)(1) and in *PG&E Corp.* (avail. Feb. 8, 2003), the Staff concluded that a proposal mandating that the board of directors report to shareholders on topics related to the company's emissions of carbon dioxide, sulfur dioxide, nitrogen oxide, and mercury was excludable pursuant to Rule 14a-8(i)(1). Alternatively, in Staff Legal Bulletin No. 14 (July 13, 2001), the Staff stated that "[w]hen a proposal would be binding on the company if approved by shareholders, [the Staff] may permit the shareholder to revise the proposal to a recommendation or a request...." In both *Longview Fibre Co.* and *PG&E Corp.* the Staff allowed the proponents to recast the proposals as recommendations or requests to the board of directors within seven days and stated it would not recommend enforcement action if the proposals were not revised within that time period and were excluded from the company's proxy materials.

For the reasons set forth above, the Company believes the Proposal may be omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(1). In the alternative, even if the Staff concludes that the Proposal is not properly excludable under Rule 14a-8(i)(1), we believe that the Staff should nonetheless require the Proposal to be revised as a recommendation or request.

IV. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal is Materially False or Misleading in Violation of Rule 14a-9.

A shareholder proposal may be excluded under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has allowed registrants to omit proposals from their proxy materials if the proposal is so vague and indefinite that shareholders voting on the proposal would be unable to determine what actions or measures the registrant would take if the proposal were adopted. *See Nynex Corp.* (avail. Jan. 12, 1990) and *U.S. Industries* (avail. Feb. 17, 1983).

The second and third resolutions presented in the Proposal may be excluded in their entirety under Rule 14a-8(i)(3) because they are vague and indefinite. The second resolution requires that "for any affiliated company which owns or manages a hotel or resort, including, but not limited to Host Marriott, the Company shall work to have a similar policy adopted by such affiliated company through a new Corporate Resolution or otherwise." The Proposal does not provide guidance as to what constitutes an "affiliated company." In particular, it should be noted that the Company does not consider Host Marriott to be an affiliated company, and it is not clear what other entities are intended to be covered by this provision. The third resolution requires that "for any affiliated hotel or resort not under the Company's legal or contractual control (i.e. third party owners) but part of the 'family of Marriott Hotels', the Company shall do nothing to facilitate the selling of [Materials] and shall encourage those hotels and resorts to adopt a similar policy against the selling of [Materials]." The Proposal (a) does not provide guidance as to what constitutes a "hotel or resort not under the Company's legal or contractual control (i.e. third party owners) but part of the 'family of Marriott Hotels'" and (b) does not explain what specific measures the Company would be required to take to satisfy the Proposal's requirement of "encouraging" such hotels and resorts to adopt a similar policy. Given the vague language of the second and third resolutions presented in the Proposal, it is impossible for shareholders to determine what specific entities the Company would be required to take action with respect to, and given the vague language of the third resolution presented in the Proposal, it is impossible for shareholders to determine what the Company is expected to do to implement such resolution, if adopted.

For the reasons stated above, the Proposal should be omitted pursuant to Rule 14a-8(i)(3), due to its inherently vague and indefinite nature and its violation of Rule 14a-9. In the alternative, even if the Staff concludes that the Proposal is not properly excludable under Rule 14a-8(i)(3), we believe that the Staff should nonetheless require the Proponent to make the revisions necessary to bring the Proposal within the requirements of the proxy rules.

CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2004 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 955-8671, or Dorothy M. Ingalls, the Company's corporate counsel, at (301) 380-8999, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

Attachment

cc: Dorothy M. Ingalls, Marriott International, Inc.
David A. Vercellino

10750998_2.DOC

EXHIBIT A

SHAREHOLDER PROPOSAL OF
DAVID A. VERCELLINO

November 20, 2003

Ms. Dottie Ingalls, Secretary
Marriott Corporation
Dept 52/862
Marriott Drive
Washington, D.C., 20058

Re: Shareholder Proposal

Dear Madam Secretary,

Please find attached a shareholder proposal regarding the company's offering of pornographic material.

I have owned one hundred (100) shares in Marriott since March of 2000 and intend to hold the shares through 2004. Enclosed is a copy of my brokerage statement demonstrating ownership.

Thank you for your consideration.

Most Sincerely,

David A. Vercellino
1974 E. Stewart
Midland, MI 48640
989-430-3582

Marriott Shareholder Proposal from David A. Vercellino 11/20/03

WHEREAS, the Company does not nor will it support the inappropriate exploitation of women and others by either directly or indirectly offering or facilitating the offering of pornography at any hotel or resort owned, managed or affiliated with the Company. The Company believes that this offensive material is not consistent with the Company's culture and values (for example, pornography is not allowed to be viewed in Company offices and corporate conference rooms), and does not show the appropriate amount of respect to the diverse groups of people who use its facilities, such as families.

RESOLVED, the Company shall issue and enforce a corporate policy against any of its hotels or resorts which it owns or manages from selling or offering to sell any sexually explicit material through in-room pay per view movies (specifically and limited to X, XX or XXX rated movies) or through its gift shop (specifically and limited to magazines or books featuring full nudity or rental of X or XXX rated videos or DVDs) ("Sexually Explicit Material") and will work to legally and without penalty cancel as soon as possible any contracts the Company has with vendors to provide such material to the Company's hotels or resorts or hotels or resorts owned or managed by any of the Company's affiliates including Host Marriott;

FURTHER RESOLVED, for any affiliated company which owns or manages a hotel or resort, including, but not limited to Host Marriott, the Company shall work to have a similar policy adopted by such affiliated company through a new Corporate Resolution or otherwise;

FURTHER RESOLVED, for any affiliated hotel or resort not under the Company's legal or contractual control (i.e. third party owners) but part of the "family of Marriott Hotels", the Company shall do nothing to facilitate the selling of Sexually Explicit Material and shall encourage those hotels and resorts to adopt a similar policy against the selling of Sexually Explicit Material.

SMITH BARNEY citigroup

Ref: 00008347 00022372

Preferred Client
Financial Management Account

October 1 - October 31, 2003

DAVID VERCELLINO TTEE **Account number** [redacted]

Common stocks & options

The research rating for Standard & Poor's may be shown for certain securities. All research ratings represent the "opinions" of the research provider and should not be construed as representations or guarantees of performance. Your Financial Consultant will be pleased to provide you with further information.
Smith Barney Citigroup's research ratings may be shown for certain securities. Smith Barney's stock recommendations include an investment rating and a risk rating. The Investment Rating Code (1, 2 or 3) is a function of Smith Barney's expectation of total return (forecast price appreciation and dividend yield within the next 12 months) and Risk Rating. The Risk Rating (L, M, H or S) represents the stock's expected risk. It takes into account both price volatility and fundamental criteria. Please refer to the end of this statement for a guide describing the values used in research ratings. Your Financial Consultant will be pleased to provide you with further information or assist in interpreting research ratings.

Quantity	Description	Date acquired	Cost	Share cost	Current share price	Current value	Unrealized gain/(loss)		Average % Yield/Anticipated Income (annualized)
15	GENUITY INC CLASS A	08/18/00	$ 2,091.00	$ 139.40	$ .002	$ .03	($ 2,090.97)*	LT	
10	NEW	09/11/00	1,510.00	151.00	.002	.02	(1,509.98)*	LT	
20	SYMBOL: GENUQ/RATING: D	02/27/01	1,116.00	55.80	.002	.04	(1,115.96)*	LT	
5		07/05/01	297.00	59.40	.002	.01	(296.99)*	LT	
50			5,014.00	100.28		.10	(5,013.90)		
10	HOST MARRIOTT CORP NEW SYMBOL: HMT/RATING: B- Research rating:2/H	04/12/99	100.00	10.00	10.45	104.50	4.50*	LT	
25	MARRIOTT INTL INC NEW CL A	04/12/99	675.00	27.00	43.20	1,080.00	405.00*	LT	
75	SYMBOL: MAR	03/29/00	2,310.75	30.81	43.20	3,240.00	929.25*	LT	
100	Research rating:2/M		2,985.75	29.858		4,320.00	1,334.25		.694 30.00
100	MICROSOFT CORP SYMBOL: MSFT/RATING: B + Research rating:1/M		Please provide		26.14	2,614.00	Not available		.612 16.00
100	SOUTHWEST AIRLINES CO		Please provide		19.40	1,940.00	Not available		
100	SYMBOL: LUV/RATING: A	08/18/00	2,356.00	23.56	19.40	1,940.00	(416.00)*	LT	
100		09/11/00	2,231.00	22.31	19.40	1,940.00	(291.00)*	LT	
60		07/05/01	1,132.80	18.88	19.40	1,164.00	31.20*	LT	
140		09/18/01	1,968.95	13.95	19.40	2,716.00	749.05*	LT	
500			7,688.75	19.217		9,700.00	73.25**		.092 9.00
100	VALUE AMERICA INC SYMBOL: VUSAQ		Please provide			.01	Not available		

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Marriott International, Inc.
Incoming letter dated January 5, 2004

The proposal requests that the company issue and enforce a corporate policy against any of its hotels or resorts which it owns or manages from selling or offering to sell any sexually explicit materials through pay-per-view or in its gift shop. The proposal also requests that the company cancel any contracts with vendors to provide such material.

There appears to be some basis for your view that Marriott may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matter (i.e., the sale and display of a particular product and the nature, content and presentation of programming). Accordingly, we will not recommend enforcement action to the Commission if Marriott omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative bases for omission upon which Marriott relies.

Sincerely,

Keir D. Gumbs
Special Counsel